

December 3, 2021

Robert M. Smeal
Chief Financial Officer
FTAC Artemis Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

      Re: FTAC Artemis Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted November 26, 2021
           CIK No. 0001894176

Dear Mr. Smeal:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Mark E. Rosenstein